                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                 Under the Securities Exchange Act of 1934


                             TECHFORCE CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   878331107
           --------------------------------------------------------
                                 (CUSIP Number)

                            John A. Koehler, President
                              TechForce Corporation
                                5741 Rio Vista Dr.
                               Clearwater, FL 33760
                              Telephone: 727-533-3600
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 30, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

CUSIP No. 878331107                   13D                 Page  2  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities only)

              John A. Koehler
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  /X/
     of a Group                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
              N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizen or Place of Organization
              U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
Beneficially Owned                  Power                       0
by Each Reporting            --------------------------------------------------
Person                        (8) Shared Voting
                                    Power                       844,874 (1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                       0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              844,874 (1)
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                      / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              10.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
              IN
-------------------------------------------------------------------------------

------------------
(1) See Item 5 hereof.

CUSIP No. 878331107                   13D                 Page  3  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities only)

              Sandra Koehler
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                            (a)  /X/
     of a Group                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
              N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizen or Place of Organization
              U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
Beneficially Owned                  Power                        0
by Each Reporting            --------------------------------------------------
Person                        (8) Shared Voting
                                    Power                        844,874 (1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                        0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                        0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              844,874 (1)
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                       / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              10.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
              IN
-------------------------------------------------------------------------------

-----------------
(1) See Item 5 hereof.

CUSIP No. 878331107                   13D                 Page  4  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities only)

              Paul J. Ferri
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  /X/
     of a Group                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
              N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizen or Place of Organization
              U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
Beneficially Owned                  Power                     0
by Each Reporting            --------------------------------------------------
Person                        (8) Shared Voting
                                    Power                     844,874 (1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              844,874 (1)
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                        / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              10.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
              IN
-------------------------------------------------------------------------------

----------------
(1) See Items 4 and 5 hereof.

CUSIP No. 878331107                   13D                 Page  5  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (Entities only)

              Richard D. Tadler
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  /X/
     of a Group                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
              N/A
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                    / /
-------------------------------------------------------------------------------
 (6) Citizen or Place of Organization
              U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
Beneficially Owned                  Power                     0
by Each Reporting            --------------------------------------------------
Person                        (8) Shared Voting
                                    Power                     844,874 (1)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              844,874 (1)
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                        / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              10.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
              IN
-------------------------------------------------------------------------------

----------------
(1) See Items 4 and 5 hereof.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, par value $0.01 per share (the "TechForce Common Stock"), of TechForce Corporation, a Georgia corporation (the "Issuer"), whose principal executive offices are located at 5741 Rio Vista Drive, Clearwater, Florida 33760.


Item 2.  Identity and Background.

         (a)-(c) This Schedule 13D is filed by the following individual persons: John A. Koehler, Sandra Koehler, Paul J. Ferri and Richard D. Tadler (the "Group Members"). This Schedule 13D is being filed jointly for each such person, which together may be deemed to own beneficially 844,874 shares of the Company's common stock (the "Group Stock") as a result of entering into the Voting Agreements, as described herein.


Person               Occupation/Employment                 Address
------               ---------------------                 -------
John Koehler         TechForce--President/CEO/Director     5741 Rio Vista Dr.
                                                           Clearwater, FL 33760

Sandra Koehler       None.                                 5741 Rio Vista Dr.
                                                           Clearwater, FL 33760

Paul J. Ferri        Matrix Partners--Principal            Bay Colony Corporate Center
                     TechForce Corp.--Director             1000 Winter Street, Suite 4500
                                                           Waltham, MA 02154

Richard D. Tadler    TA Associates--Principal,             125 High Street
                     TechForce Corp.--Director             Boston, MA 02110


         (d) and (e). During the five years prior to the date hereof, none of the Group Members (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not Applicable.


Item 4.  Purpose of Transaction.

         In connection with an Agreement and Plan of Merger, dated as of June 30, 1999 (the "Merger Agreement"), among Equant N.V., Equant Holdings U.S., Inc. and Equant Acquisition Corp (together, "Equant") and the Company, pursuant to which Equant Acquisition Corp. commenced a tender offer for all of the issued and outstanding shares of TechForce Common Stock for a purchase price of $8.50 per share, Equant entered into certain letter agreements dated June 30, 1999 (the "Voting Agreements") with certain shareholders of the Issuer (the "Lock-up Shareholders") as follows: (i) John A. Koehler, Chairman of the Board, President and Chief Executive Officer -- 592,470 shares; (ii) Sandra Koehler -- 97,000 shares; (iii) Paul J. Ferri -- 152,665 shares; and (iv) Richard D. Tadler, a director of the Company -- 2,739 shares. Under the Voting Agreements, the Lock-up Shareholders have agreed, subject to certain limitations, to tender all of their shares of TechForce Common Stock to Equant in the tender offer and to vote their shares in favor of the merger described in the Merger Agreement. The Lock-up Shareholders have also granted Equant a proxy to vote their shares, representing 10.2% of the issued and outstanding shares of TechForce Common Stock as of June 30, 1999, in favor of the merger.

         Except as indicated in this Schedule 13D or as disclosed in the
Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on July 7, 1999 (the "Schedule 14D-9"), the contents of which are incorporated herein by reference, the Group Members currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As a result of entering into the Voting Agreements, the Group Members may be deemed to own beneficially 844,874 shares of TechForce Common Stock. The Equant Companies do not own any shares of TechForce Common Stock and, except as set forth in this Schedule 13D, are not the "beneficial owner" of any such shares, as such term is defined in the Securities Exchange Act of 1934 or the rules and regulations thereunder.

         (b) In addition to the shared power to vote the Group Stock pursuant to the Voting Agreements described above, the individual Group Members have the following individual ownership interests in the Company's common stock;

         John A. Koehler     592,470 shares (sole voting and dispositive power)

         Sandra Koehler      97,000 shares (sole voting and dispositive power)

         Paul J. Ferri       152,665 shares (sole voting and dispositive power)

         Richard D. Tadler   2,739 shares (sole voting and dispositive power)

         (c) Except as set forth herein, none of the Group Members has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof except as described herein.

         (d) and (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in this Schedule 13D or in the Schedule 14D-9, none of the Group Members has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in
Item 4 is further described in the Sehedule 14D-9 and in the exhibits to the
Schedule 14D-9, including the Merger Agreement, the Voting Agreements and the Joint Press Release issued by the Company and Equant N.V. on June 30, 1999. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

Item 7.  Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant Acquisition Corp. and TechForce Corporation.

2. Voting and Tender Letter Agreements, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant Acquisition Corp. and certain shareholders of TechForce Corporation.

3. Joint Press Release issued by TechForce Corporation and Equant N.V. on June 30, 1999.

                                  SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
                                       /s/ JOHN A. KOEHLER
Date: July 13, 1999                    ----------------------------------------
                                       John A. Koehler


                                       /s/ SANDRA KOEHLER
                                       ----------------------------------------
                                       Sandra Koehler


                                       /s/ PAUL J. FERRI
                                       ----------------------------------------
                                       Paul J. Ferri


                                       /s/ RICHARD D. TADLER
                                       ----------------------------------------
                                       Richard D. Tadler